Q3 & Sep YTD 2015 Results Review October 29th, 2015 Exhibit 99.2

Safe Harbor Statement and Disclosures Q3 & Sep YTD 2015 Results Review October 29th, 2015 All statements other than statements of historical fact contained in this earning release including statements regarding our: competitive strengths; business strategy; future financial position or operating results; budgets; projections with respect to revenue, income, earnings (or loss) per share, capital expenditures, dividends, capital structure or other financial items; costs; and plans and objectives of management regarding operations and products, are forward-looking statements, These statements may include terminology such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “outlook”, “continue”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “prospects”, “plan”, or similar terminology. Forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside the Company’s control and are difficult to predict. If any of these risks and uncertainties materialize or other assumptions underlying any of the forward-looking statements prove to be incorrect, the actual results or developments may differ materially from any future results or developments expressed or implied by the forward-looking statements. Factors, risks, and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements including, among others: the many interrelated factors that affect consumer confidence and worldwide demand for capital goods and capital goods-related products; general economic conditions in each of the Company’s markets; changes in government policies regarding banking, monetary and fiscal policies; legislation, particularly relating to capital goods-related issues such as agriculture, the environment, debt relief and subsidy program policies, trade and commerce and infrastructure development; government policies on international trade and investment, including sanctions, import quotas, capital controls and tariffs; actions of competitors in the various industries in which the Company competes; development and use of new technologies and technological difficulties; compliance requirements (including engine emissions legislation and/or regulations); production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; inflation and deflation; energy prices; prices for agricultural commodities; housing starts and other construction activity; the Company’s ability to obtain financing or to refinance existing debt; a decline in the price of used vehicles; the resolution of pending litigation and investigations on a wide range of topics, including dealer and supplier litigation, intellectual property rights disputes, product warranty and defective products claims, emissions and/or fuel economy regulatory and contractual issues; the evolution of the Company’s contractual relations with Kobelco Construction Machinery Co., Ltd. and Sumitomo (S.H.I.) Construction Machinery Co., Ltd.; the Company’s pension plans and other post-employment obligations; political and civil unrest; volatility and deterioration of capital and financial markets, including further deterioration of the Eurozone sovereign debt crisis and other similar risks and uncertainties; and the Company’s success in managing the risks involved in the foregoing. Further information concerning factors, risks, and uncertainties that could materially affect the Company’s financial results is included in our annual report on Form 20-F for the year ended December 31, 2014, prepared in accordance with U.S. GAAP and in our EU Annual Report at December 31, 2014, prepared in accordance with IFRS. Investors should refer to and consider the incorporated information on risks, factors, and uncertainties in addition to the information presented here. Investors should consider non-GAAP financial measures in addition to, and not as a substitute for, financial measures prepared in accordance with GAAP. Forward-looking statements speak only as of the date on which such statements are made. Furthermore, in light of ongoing difficult macroeconomic conditions, both globally and in the industries in which CNH Industrial operates, it is particularly difficult to forecast results, and any estimates or forecasts of particular periods that are provided in this earnings release are uncertain. Accordingly, investors should not place undue reliance on such forward-looking statements. The Company can give no assurance that the expectations reflected in any forward-looking statements will prove to be correct. Actual results could differ materially from those anticipated in such forward-looking statements. The Company’s outlook is based upon assumptions relating to the factors described in the earnings release, which are sometimes based upon estimates and data received from third parties. Such estimates and data are often revised. The Company undertakes no obligation to update or revise publicly its outlook or forward-looking statements, whether as a result of new developments or otherwise. Further information concerning the Company and its businesses, including factors that potentially could materially affect the Company’s financial results, is included in the Company’s reports and filings with the U.S. Securities and Exchange Commission (“SEC”), the Autoriteit Financiële Markten (“AFM”) and Commissione Nazionale per le Società e la Borsa (“CONSOB”). All future written and oral forward-looking statements by the Company or persons acting on Company’s behalf are expressly qualified in their entirety by the cautionary statements contained herein or referred to above.

Financial Highlights

Q3 2015 Highlights Consolidated Industrial Activities Net Sales at $5.5bn, down 13.3% on a constant currency basis (down 25.0% as reported) Operating Profit at $245mn, down 48.9% on a constant currency basis (down 53.1% as reported) with margin at 4.4% Net Industrial Debt as of September 30, 2015 at $3.4bn vs. $3.0bn at June 30, 2015 and $2.7bn at Dec. 31, 2014 Net Industrial Cash Flow negative $512mn in Q3 2015 vs. negative $697mn in Q3 2014 Revenues at $5.9bn, down 13% on a constant currency basis (down 24% as reported) Net Loss of $128mn, down $290mn vs. last year (including $150mn exceptional charge due to the re-measurement of the Venezuelan operations); EPS at negative $0.09 Net income before restructuring and other exceptional items at $38mn; EPS before restructuring and other exceptional items at $0.03 Available Liquidity as of September 30, 2015 at $7.4bn (inclusive of $2.9bn in undrawn committed facilities) Q3 & Sep YTD 2015 Results Review October 29th, 2015

2,522 841 3,659 1,025 2,637 647 2,740 949 2,189 591 2,431 800 5,549 6,419 (984) (870) Agricultural Equipment Commercial Vehicles Powertrain Construction Equipment (13.3%) (11.7%) Q3 2015 Industrial Activities (Net Sales Composition & by Segment) Q3 & Sep YTD 2015 Results Review October 29th, 2015 7,403 Net Sales Composition* ($Mn) Net Sales By Segment ($Mn) Q3 ‘14 Q3 ’15 Impact on P&L Q3 ‘15 vs. Q3 ’14 Sep 30, 2015 $ / € 1.325 1.112 1.120 BRL / $ 2.275 3.539 4.000 $ / GBP 1.669 1.550 1.517 $ / AUD 0.925 0.725 0.703 (*) Note: Net Sales: Including Other Activities, Unallocated Items & Adjustment & Eliminations (**) Quarterly average; Net Sales at $5.5bn, down 13.3% on a constant currency basis Excluding the negative impact of currency translation, net sales increase for Commercial Vehicles was more than offset by declines in other segments Q3 2015 Foreign Exchange Rate (**) Net Sales By Currency (25.1%) (23.1%) 4.6% (7.4%) (13.3%) Net Sales Y-o-Y % change at constant currency Q3 2014 Q3 2015 -33.6% 3,659 2,431 -25.0% 7,403 5,549 841 591 -29.7% 2,522 2,189 -13.2% 1,025 800 -22.0% (644) (462)

Q3 2015 Industrial Activities (Operating Profit Composition & by Segment) Q3 & Sep YTD 2015 Results Review October 29th, 2015 Operating Profit Composition ($Mn) Operating Profit By Segment ($Mn) Operating Profit at $245mn, down 48.9% on a constant currency basis with margin at 4.4%, down 2.7 p.p. from Q3 2014 5.6% 6.3% 2.7% 4.4% 4.4% Q3 2014 Q3 2015 11.8% 4.6% 0.8% 5.8% 7.1% Industrial Activities Operating profit was down $255mn vs. last year on a constant currency basis due to decline in Agricultural Equipment and Powertrain only partially offset by Commercial Vehicles improvement 245 267 (255) (22) 522 (48.9%) (4.2%) 2015 Operating Margin 2014 Operating Margin -68.4% 433 137 39 20 59 (29) 522 37 60 35 (24) 245 -53.1% -5.1% +3x -40.7%

Q3 2015 From Operating Profit to Net Income ($mn) Q3 2015 Q3 2014 Δ Industrial Activities Operating profit 245 522 (277) Financial Services Operating profit 128 121 7 Elimination & Other (85) (81) (4) Operating Profit 288 562 (274) Restructuring expenses (18) (56) 38 Interest expenses of Industrial Activities, net of interest income and eliminations (118) (150) 32 Other, net (235) (97) (138) Income before income taxes and Equity in income of unconsolidated subsidiaries and affiliates (83) 259 (342) Income taxes (56) (107) 51 Equity in income of unconsolidated subsidiaries and affiliates 11 10 1 Net Income (128) 162 (290) Net Income / (Loss) attributable to non-controlling interest (4) (11) 7 Net Income attributable to CNH Industrial N.V. (124) 173 (297) Net Income Before Restructuring and other exceptional items 38 214 (176) ($) EPS (basic) (0.09) 0.13 (0.22) EPS (diluted) (0.09) 0.13 (0.22) Basic EPS before restructuring and other exceptional items 0.03 0.16 (0.13) Q3 & Sep YTD 2015 Results Review October 29th, 2015

Q3 2015 Focus on Interest expenses of Industrial Activities Q3 & Sep YTD 2015 Results Review October 29th, 2015 Interest expenses was $118mn in Q3 2015, down $32mn or 21% from Q3 2014 ($341mn down 24% at Sep YTD) Average Gross Industrial Debt was down 11% in the quarter and at Sep YTD respectively Gross Industrial debt average rate improved in the quarter and YTD Interest expenses of Industrial Activities, Net ($Mn) Major bond issues outstanding (Face value and Coupon rate) Key Highlights $254mn (20Y) $1.5bn (7Y) €700mn (7Y) 2.875% €1.2bn (7Y) €1.0bn (5Y) 7.250% 7.875% 6.250% 2.750% 382 449 341 Sep YTD 118

Q3 2015 Cash Flow – Change in Net Industrial Debt Q3 & Sep YTD 2015 Results Review October 29th, 2015 (128)(*) 166 157 (*) (3,306) (150) (99) 0 222 (**) Jun 30, 2015 Net Income D&A Change in Funds & Others Change in WC Tangible & Intangible Capex Change in Investment, Scope & Other Capital Increase, Dividends & Equity transaction FX Translation Effects Sep 30, 2015 (As Reported) Change in Net Debt (Ex. Venezuelan re-measurement on Cash & Cash Eq.) (0.3) ($mn) Net Industrial Cash Flow (0.5) (3,016) (458) (133) (3,439) Sep 30, 2015 (Ex. Venezuelan devaluation) (*): Including the exceptional pre-tax charge of $150 million due to the re-measurement of Venezuelan assets denominated in Bolivares following the adoption of SIMADI rate ; (**) Excluding re-measurement of Venezuela currency to SIMADI rate on Cash & Cash equivalent impacting for $133mn Change in Net Debt (0.4) Re-measurement of Venezuela currency rate on Cash & Cash Eq. Net Industrial cash out flow of $0.5bn, improved by $0.2bn vs. Q3 2014 primarily due to lower inventory

Cash Flow

Change in WC and focus on Agricultural Equipment Wholegoods Inventory

Change in Working Capital

(US GAAP, $/mn)



(458)
Trade Receivables
Inventories
Trade Payables
Other
Change In Working Capital

- Increase in working capital related to **lower payables** due to the production shutdown in the quarter

Focus on AG Wholegoods Inventory *



-20%
-21%
Dec '13
Mar '14
Jun '14
Sep '14
Dec '14
Mar '15
Jun '15
Sep '15
Channel Inventory
Company Inventory

Company Inventory

- Sep '15 Company inventory **down 21%** vs. last year

Channel Inventory**

- Sep '15 Channel inventory **down 20%** vs. last year

Note: Only change in company inventory will impact industrial cash flow

(*) Excluding currency impacts

(**) Channel Inventory: Company & Dealer Inventories ($/mn)

October 29th, 2015 Q3 & Sep YTD 2015 Results Review 10

Q3 2015 Industrial Activities - Capex breakdown By Category By Segment 246 -39% 150 Total Capex ($mn) Delta % Q3 ’15 vs. Q3 ‘14 Q3 & Sep YTD 2015 Results Review October 29th, 2015

Q3 2015 Financial Services performance Key Highlights Net Income ($mn) (*) Including unconsolidated JVs (**) RoA defined as: PBT / average managed assets annualized 75 94 +25.3% Delta % Q3 ’15 vs. Q3 ‘14 Net income was $94mn, up $19mn compared to Q3 2014 Reduction in SG&A expenses, primarily driven by lower provisions for credit losses, and reduced income taxes partially offset by the negative impact of currency translation Retail originations at $2.2bn, down $0.6bn compared to Q3 ’14 Managed portfolio* at $24.5bn (of which retail 66% and wholesale 34%) down $0.2bn excluding currency impact compared to June 30, 2015 (managed portfolio decreased $0.9bn as reported) Q3 ’15 Profitability ratios: Gross Margin / Average Assets On-Book = 3.7% RoA ** = 2.1% Q3 & Sep YTD 2015 Results Review October 29th, 2015 Delinquencies On-Book over 30 days 5.1% 3.9% 3.5%

Q3 2015 Liquidity & Debt Maturity (September 30th, 2015) Company Available Liquidity Available Liquidity ($bn) Debt Maturity Schedule1 ($bn) 1 Represents cash portion of debt maturities as of 09/30/2015 2 Of which $0.8bn ABS related & Restricted Cash Available liquidity at Sep. 30, 2015 was $7.4bn, compared to $7.8bn at June 30, 2015 $4.5bn of cash 2 $2.9bn undrawn under medium-term committed unsecured credit lines Lower Financial Services activity Bank Debt reduction Undrawn M/T Committed Lines Bank Debt Capital Market Cash Other FX impacts Net Intersegment Balance ($bn) (1.4) Net Intersegment balance at $1.4bn at September 30, 2015 (down $0.4bn from June 30, 2015) Q3 & Sep YTD 2015 Results Review October 29th, 2015 $7.4 $1.5 $2.7 $2.8 $3.3 $2.2 $1.1 As of 09/30/2015 3M 2015 2016 2017 2018 Beyond 2019

Industrial Activities Overview

Agricultural Equipment Q3 2015 Financial Results Net Sales by Region & Product ($) 433 (369) 7 23 38 28 (23) 137 11.8% 5.6% Operating Profit at $137mn, margin at 5.6% Operating decremental margin at 24% Net price realization Volumes and Mix, primarily in the NAFTA row crop sector, including negative industrial fixed cost absorption Lower material costs and structural cost reductions Operating Profit Walk ($MN) Net sales were $2.4bn, down 25.1% on a constant currency basis compared to Q3 2014 (down 33.6% as reported) NAFTA LATAM APAC EMEA Tractors Other Combines Volume primarily in NAFTA and LATAM (row crop sector) Favorable net pricing across regions Q3 & Sep YTD 2015 Results Review October 29th, 2015

Agricultural Equipment Inventory management (units of equipment) – Industry units (*) Excluding Joint Ventures / Source: CNH Industrial Internal Data Q3 2015 FY 2015E 0-40 HP 8% Flat 40-140 HP (2%) Flat to 5% 140+ HP (44%) (20%) to (25%) NAFTA Flat Flat to (5%) EMEA (8%) Flat to (5%) LATAM (34%) (20%) to (25%) APAC (15%) (10%) to (15%) Worldwide (13%) (5%) to (10%) Tractors Industry Units Q3 2015 FY 2015E NAFTA (25%) (30%) to (35%) EMEA 8% (5%) to (10%) LATAM (37%) (25%) to (30%) APAC 20% (5%) to (10%) Worldwide (12%) (15%) to (20%) Combines Tractors Q3 ‘15 Combines underproduction vs. retail at 38% (production level down 46% vs. Q3 ‘14) while Tractors overproduction vs. retail at 11% (production level down 22% vs. Q3 ‘14) Agricultural Equipment (Major Equipment) Combines Q3 & Sep YTD 2015 Results Review October 29th, 2015

Agricultural Equipment

Management actions and Main Industry drivers

Q3 Management Actions

Total Row Crop Production



(44%)
Q3 14
Q3 15

AG SG&A Expenses ($ Mn)



(20%)
Q3 14
Q3 15

AG R&D Expenses ($ Mn)



(27%)
Q3 14
Q3 15

Fourth consecutive quarter of double digit y-o-y slowdown in row crop segment production coupled with cost containment actions in both SG&A and R&D

YTD NAFTA Row Crop Production



(55%)
Sep YTD '14
Sep YTD '15
Delta % Sep YTD '15 vs. Sep YTD '14

- Production level down 55% from Sep YTD '14
- Total channel inventory down 26% from Sep '14

Delta % Q3 '15 vs. Q3 '14

Industry drivers

Monthly Commodity Price (US$ per metric ton) *



$800
$600
$400
$200
$0
$369
$324
$244
$173
$163
$166
(12%)
(29%)
2%
SOYBEANS
CORN
WHEAT
Delta % y-o-y

US Net Farm Income Statement**



600
400
200
0
150
100
50
2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018
Gross Farm Income
Total Expenses
Net Farm Income
18-Year Average

(*) Source: IHS Global Insight; Commodity spot as per CME Group (**) Source: IHS September 2015

CNH INDUSTRIAL
October 29th, 2015 Q3 & Sep YTD 2015 Results Review 17

Construction Equipment Q3 2015 Financial Results Net sales were $591mn down 23.1% on a constant currency basis (down 29.7% as reported) 39 4.6% (34) 11 10 9 4 (2) 37 Operating Profit at $37mn vs. $39mn last year, margin at 6.3% up 1.7 p.p. Net Sales by Region & Product ($) Operating Profit Walk ($Mn) NAFTA LATAM APAC EMEA Light Other Heavy Volume primarily in LATAM LATAM Volume and Mix Net price realization and manufacturing efficiencies 6.3% Q3 & Sep YTD 2015 Results Review October 29th, 2015 Lower material cost and structural cost containment

Construction Equipment Inventory management (units of equipment) – Industry units LATAM underproduction vs. retail at 9% and production level down 48% from Q3 ’14 Note: As of Q2 2014, industry volume data for Heavy Construction Equipment includes compaction equipment, which historically was not in the Light or Heavy Equipment definitions. Further, industry volume data for Heavy Construction Equipment no longer includes Dumpers as CNH Industrial is no longer active in this segment. The data for current and prior periods is updated to reflect this definition change Industry Units Q3 2015 FY 2015E NAFTA (1%) Flat to 5% EMEA (4%) Flat to 5% LATAM (30%) (20%) to (25%) APAC (11%) (10%) to (15%) Worldwide (7%) Flat to (5%) Light Q3 2015 FY 2015E NAFTA (9%) Flat to (5%) EMEA (9%) Flat to (5%) LATAM (43%) (40%) to (45%) APAC (19%) (20%) to (25%) Worldwide (17%) (10%) to (15%) Heavy Construction Equipment (Light & Heavy) Third quarter overproduction vs. retail of 4% in line with production seasonality Q3 & Sep YTD 2015 Results Review October 29th, 2015

Commercial Vehicles Q3 2015 Financial Results Operating Profit at $60mn up $40mn vs. last year, margin at 2.7% New products with improved quality and industrial efficiencies Regulatory R&D Net Sales by Region & Product ($) Operating Profit Walk ($Mn) Q3 2015 Book to Bill at 0.89 down 0.06 vs. last year Q3 2015 EMEA Trucks deliveries were up 23% and order intake was up 13% (of which Europe up 18%) Deliveries Orders EMEA APAC LATAM Trucks Specialty Vehicles Buses Net Sales at $2.2bn, up 4.6% on a constant currency basis (down 13.2% as reported) Volumes in EMEA (primarily in light and heavy segments and buses) 22.0 27.0 (K units) 4.5 4.3 2.5 2.3 29.0 33.6 +16% Q3 2014 Q3 2015 20.7 23.3 4.3 4.6 +9% 2.4 2.0 27.4 29.9 LATAM mix mainly due to Brazilian market for Trucks Volume in EMEA (Truck & Bus) Efficiency Program in SG&A Q3 & Sep YTD 2015 Results Review October 29th, 2015 20 7 4 (5) 23 18 (7) 60 0.8% 2.7%

Commercial Vehicles

Inventory management (units of equipment) – Industry units

IVECO IVECO BUS IVECO ASTRA MAGIRUS



COMMERCIAL VEHICLES
(ALL EQUIPMENT)
Q1-13
Q2-13
Q3-13
Q4-13
Q1-14
Q2-14
Q3-14
Q4-14
Q1-15
Q2-15
Q3-15
Company Inventory
Dealer Inventory
Retail Sales*
Production*

- Third quarter overproduction vs. retail at 6% primarily in EMEA

Industry Units


Light


Medium


Heavy

	Q3 2015	FY 2015E
EMEA*	16%	~ 15%
LATAM*	(38%)	~ (40%)
APAC*	(9%)	~ (10%)

LATAM Trucks production flat vs. retail sales
(LATAM Trucks Q3 '15 production level up 17% vs. low production levels in Q3 '14)

* Reflects aggregate for key markets where the Company competes: EMEA: 28 member countries of the European Union,; LATAM: Brazil, Argentina and Venezuela; APAC: Russia, Turkey, South East Asia, Australia, New Zealand

CNH INDUSTRIAL
October 29th, 2015 Q3 & Sep YTD 2015 Results Review 21

Commercial Vehicles European Market share & New product launches European Truck market share at 11.4% up 1.2 p.p. vs. Q3 2014 EU28 – Q3 ’15 Market Share (%) Light Heavy 11.4% 31.5% 7.6% Light at 11.4% up 1.4 p.p. vs. Q3 2014 (Sep YTD up 0.7 p.p. to 11.2%) Medium at 31.5% up 5.0 p.p. vs. Q3 2014 (Sep YTD up 3.3 p.p. to 31.9%) Heavy at 7.6% up 0.5 p.p. vs. Q3 2014 (Sep YTD up 0.1 p.p. to 7.6%)) New Eurocargo THE TRUCK THE CITY LIKES Medium Eurocargo is the technology and market leader in Europe, thus completing the evolution of the Iveco range Engine: the only Euro VI medium range vehicle in its category to adopt a single anti-emission system, the HI-SCR system with passive diesel particulate filter (DPF). Range of 8 engines (Iveco Tector 5, 4-cylinder, 160 and 190 hp) Fuel savings of up to 8% EcoSwitch system and the EcoRoll function (offered on 12-speed transmissions) Safety: Lane Departure Warning System (LDWS), Advanced Emergency Braking System (AEBS) and Adaptive Cruise Control (ACC) New Daily International Van of the Year 2015 Stralis Hi-Way International Truck of the Year 2013 Q3 & Sep YTD 2015 Results Review October 29th, 2015

Powertrain Q3 2015 Financial Results Q3 2015 third party Net sales at 44% vs. 39% in Q3 2014 Key Highlights Net Sales by Region & Product ($) Net sales were $800mn, down 7.4% on a constant currency basis compared to 2014 (down 22.0% as reported) On lower volumes mainly in captive portion of the business as a result of decreased agricultural equipment demand and the 2014 build-up of Tier 4 final transition engine inventory for the off-road segment Operating profit of $35mn down $24mn, with an operating margin of 4.4% (down 1.4 p.p. vs. Q3 2014) Engines Axles Gearboxes NAFTA LATAM APAC EMEA Volume due to decline in agricultural demand Industrial efficiencies Q3 & Sep YTD 2015 Results Review October 29th, 2015

Powertrain Units Sold (% change y-o-y) ENGINES TRANSMISSIONS AXLES Engines sold to third party at 54% vs. 45% in Q3 2014 Key Highlights Units sold by business line Engines down 16% to 112.5k units (CV 31%, AG 11%, CE 4% and 54% to external customers); third party sales up 1.4% compared to Q3 2014 Transmissions up 3% to 14.6k units Axles up 16% at 43.6k units Units Sold Q3 ’15 vs. Q3 ’14 (16%) 3% 16% Q3 & Sep YTD 2015 Results Review October 29th, 2015

CNH Industrial N.V.

Growing Responsibly and Sustainably

MEMBER OF
Dow Jones Sustainability Indices
In Collaboration with RobecoSAM

DJSI World –
Machinery and Electrical Equipment

Eligible companies:	*90*
Admitted companies:	***10***

CNH Industrial
Industry Leader for 5th consecutive year
& Capital Goods Industry Group Leader



91
91
52
CNH Industrial
Highest score
DJSI world industry average score

CNH Industrial received the highest score in the principal areas of analysis in the environmental dimension (climate strategy, operational eco-efficiency and water related risks) as well as in the social dimension (corporate citizenship and philanthropy, labour practice and human rights) and compliance

CNH Industrial is also included among other leading sustainability indices including: **Carbon Disclosure Leadership Index (CDLI), Carbon Disclosure Performance Index (CPLI), ECPI Global Agriculture Equity, ECPI EMU Ethical Equity, ECPI Euro Ethical Equity, ECPI Global Developed ESG Best in Class Equity, Euronext Vigeo World 120, Euronext Vigeo Europe 120, Euronext Vigeo Eurozone120, FTSE4Good, FTSE ECPI Italia SRI Benchmark, FTSE ECPI Italia SRI Leaders, MSCI Global Sustainability Indexes, STOXX Global ESG Environmental Leaders Index, STOXX Global ESG Social Leaders Index, STOXX Global ESG Leaders Index, STOXX Europe Sustainability Index and EURO STOXX Sustainability Index.**

CNH INDUSTRIAL
October 29th, 2015 Q3 & Sep YTD 2015 Results Review 25

FY 2015E US GAAP Financial Targets

FY 2015E US GAAP Financial Targets Q3 & Sep YTD 2015 Results Review October 29th, 2015 The Company expects that continued demand weakness primarily in LATAM and ongoing strength of the U.S. dollar will have a negative impact on the revenue levels previously forecasted for the fourth quarter of 2015. Full year guidance is therefore updated as follows: Net sales of Industrial Activities in the range of $25-26 billion, the operating margin of Industrial Activities is unchanged at 5.6% and 6.0%; Net industrial debt at the end of 2015 between $2.1 billion and $2.3 billion

Appendix

Q3 2015 Results highlights (IFRS $ & US GAAP $) – delta with previous year ($mn) REVENUES Trading Profit Operating Profit MARGIN (IFRS) Δ (US GAAP) Δ (IFRS) Δ (US GAAP) Δ (IFRS) (US GAAP) Agricultural Equipment 2,431 (1,228) 2,431 (1,228) 66 (332) 137 (296) 2.7% 5.6% Construction Equipment 591 (250) 591 (250) 23 (6) 37 (2) 3.9% 6.3% Commercial Vehicles 2,238 (327) 2,189 (333) 45 43 60 40 2.0% 2.7% Powertrain 803 (224) 800 (225) 27 (25) 35 (24) 3.4% 4.4% Other Activities, Unallocated Items, Elim. & Other (462) 182 (462) 182 (21) 7 (24) 5 Industrial Activities 5,601 (1,847) 5,549 (1,854) 140 (313) 245 (277) 2.5% 4.4% Financial Services 465 (39) 390 (65) 127 10 128 7 27.3% 32.8% Eliminations (98) 37 (89) 30 - - (85) (4) Group 5,968 (1,849) 5,850 (1,889) 267 (303) 288 (274) 4.5% 4.9% NET PROFIT / (LOSS) EPS (Basic) (IFRS) Δ (US GAAP) Δ (IFRS) Δ (US GAAP) Δ Attributable to CNH Industrial N.V. (108) (353) (124) (297) (0.08) (0.26) (0.09) (0.22) Attributable to non-controlling interest (4) 7 (4) 7 Group (112) (346) (128) (290) ($mn) ($) Q3 & Sep YTD 2015 Results Review October 29th, 2015

Sep YTD 2015 Results highlights (IFRS $ & US GAAP $) – delta with previous year ($mn) REVENUES Trading Profit Operating Profit MARGIN (IFRS) Δ (US GAAP) Δ (IFRS) Δ (US GAAP) Δ (IFRS) (US GAAP) Agricultural Equipment 8,043 (3,758) 8,043 (3,758) 434 (1,017) 604 (925) 5.4% 7.5% Construction Equipment 1,933 (613) 1,933 (613) 38 (26) 72 2 2.0% 3.7% Commercial Vehicles 6,860 (815) 6,696 (838) 79 190 128 199 1.2% 1.9% Powertrain 2,656 (828) 2,648 (828) 105 (42) 124 (33) 4.0% 4.7% Other Activities, Unallocated Items, Elim. & Other (1,512) 665 (1,512) 665 (57) 6 (59) 14 Industrial Activities 17,980 (5,349) 17,808 (5,372) 599 (889) 869 (743) 3.3% 4.9% Financial Services 1,450 (91) 1,226 (137) 392 (1) 397 (10) 27% 32.4% Eliminations (335) 66 (266) 87 - - (227) 28 Group 19,095 (5,374) 18,768 (5,422) 991 (890) 1,039 (725) 5.2% 5.5% NET PROFIT / (LOSS) EPS (Basic) (IFRS) Δ (US GAAP) Δ (IFRS) Δ (US GAAP) Δ Attributable to CNH Industrial N.V. 98 (691) 22 (605) 0.07 (0.51) 0.02 (0.44) Attributable to non-controlling interest (3) 3 (5) 1 Group 95 (688) 17 (604) ($mn) ($) Q3 & Sep YTD 2015 Results Review October 29th, 2015

Sep YTD 2015 From Operating Profit to Net Income ($mn) Sep YTD 2015 Sep YTD 2014 Δ Industrial Activities Operating profit 869 1,612 (743) Financial Services Operating profit 397 407 (10) Elimination & Other (227) (255) 28 Operating Profit 1,039 1,764 (725) Restructuring expenses (52) (98) 46 Interest expenses of Industrial Activities, net of interest income and eliminations (341) (449) 108 Other, net (403) (254) (149) Income before income taxes and Equity in income of unconsolidated subsidiaries and affiliates 243 963 (720) Income taxes (259) (408) 149 Equity in income of unconsolidated subsidiaries and affiliates 33 66 (33) Net Income 17 621 (604) Net Income / (Loss) attributable to non-controlling interest (5) (6) 1 Net Income attributable to CNH Industrial N.V. 22 627 (605) Net Income Before Restructuring and other exceptional items 212 773 (561) ($) EPS (basic) 0.02 0.46 (0.44) EPS (diluted) 0.02 0.46 (0.44) Basic EPS before restructuring and other exceptional items 0.16 0.57 (0.41) Q3 & Sep YTD 2015 Results Review October 29th, 2015

Q3 & Sep YTD 2015 Efficiency Program – quarterly update Q3 2015 Sep YTD 2015 Program to date Total charges $17mn* $50mn $234mn Agricultural Equipment $7mn $16mn $59mn Construction Equipment $3mn $3mn $42mn Commercial Vehicles $7mn $31mn $133mn Q3 & Sep YTD 2015 Results Review October 29th, 2015 * $1mn restructuring charge referring to Holdings excluded from the Efficiency Program

Q3 & Sep YTD 2015 Net Income / (Loss) to Net Income and basic EPS before Restructuring and Exceptional Items (US GAAP) Third Quarter Sep YTD 2015 2014 2015 2014 Net Income / (Loss) (128) 162 17 621 Restructuring expenses, net of tax 16 52 45 88 Other exceptional items, net of tax 150 - 150 64 Net Income before restructuring and other exceptional items 38 214 212 773 Net Income before restructuring and other exceptional items attributable to CNH Industrial N.V. 39 214 214 768 Weighted average shares outstanding 1,362 1,354 1,360 1,354 Basic EPS before restructuring and exceptional items 0.03 0.16 0.16 0.57 ($mn) Q3 & Sep YTD 2015 Results Review October 29th, 2015

Q3 & Sep YTD 2015 Operating Profit US GAAP to Trading Profit IFRS - Reconciliation The following reconciles Industrial Operating Profit (US GAAP) to Industrial Trading Profit under IFRS: Third Quarter Sep YTD 2015 % of Net Sales 2014 % of Net Sales 2015 % of Net Sales 2014 % of Net Sales US GAAP - Industrial Operating Profit 245 4.4% 522 7.1% 869 4.9% 1,612 7.0% Development costs, net (7) 39 2 181 Reclassification of Interest compensation (83) (85) (229) (265) Other Adjustments & Reclassifications, net (15) (23) (43) (40) Total Adjustments & Reclassifications (105) (69) (270) (124) IFRS - Industrial Trading Profit 140 2.5% 453 6.1% 599 3.3% 1,488 6.4% ($mn) Q3 & Sep YTD 2015 Results Review October 29th, 2015

Q3 & Sep YTD 2015 Net Income / (Loss) US GAAP to Profit / (Loss) under IFRS - Reconciliation The following reconciles Net Income / (Loss) in US GAAP to Profit / (Loss) under IFRS: Third Quarter Sep YTD 2015 EPS 2014 EPS 2015 EPS 2014 EPS Net Income / (Loss) attributable to CNH Industrial N.V. (124) (0.09) 173 0.13 22 0.02 627 0.46 Plus: Net Income / (Loss) attributable to non-controlling interest (4) (11) (5) (6) Net Income / (Loss) in accordance with US GAAP (128) 162 17 621 Development costs, net (7) 39 2 181 Others, net 16 18 54 14 Taxes 7 15 22 (33) Total adjustment 16 72 78 162 Profit/(loss) in accordance with IFRS (112) 234 95 783 Less: Profit/(Loss) attributable to non-controlling interest (4) (11) (3) (6) Profit/(Loss) attributable to CNH Industrial N.V. (108) (0.08) 245 0.18 98 0.07 789 0.58 ($mn) Q3 & Sep YTD 2015 Results Review October 29th, 2015

Sep. 30, 2015 Total Equity – US GAAP to IFRS Reconciliation Sep. 30, 2015 Dec. 31, 2014 Total Equity in accordance with US GAAP 4,451 4,961 (a) Development costs, net 2,614 2,819 (b) Goodwill and other intangible assets (116) (122) (c) Defined benefit plans (46) (6) (d) Restructuring provision (6) (12) (e) Other adjustments 3 (16) (f) Tax impact on adjustments (769) (815) (g) Deferred tax assets and tax contingencies recognition 809 768 Total adjustment 2,489 2,616 Total Equity in accordance with IFRS 6,940 7,577 ($mn) Q3 & Sep YTD 2015 Results Review October 29th, 2015

Q3 & Sep YTD 2015 Cash Flow – Change in Net Industrial Debt (US GAAP) (*) Excluding assets sold under buy-back commitments and assets under operating lease (US$/mn)   Q3 2015 Q3 2014 Δ Sep YTD 2015 Sep YTD 2014 Δ Net Debt of Industrial Activities at the beginning of period   (3,016) (3,692) 676 (2,691) (2,214) (477) Net income   (128) 162 (290) 17 621 (604) Amortization and depreciation (*)   166 194 (28) 512 552 (40) Change in provision and similar, and item related to assets sold under buy-back commitments and asset under operating lease 157 (123) 280 41 (36) 77 Change in working capital   (458) (737) 279 (1,084) (2,481) 1,397 Investments in property, plant and equipment and intangible assets (*)   (150) (246) 96 (374) (588) 214 Other changes   (99) 53 (152) (97) 77 (174) Net Industrial cash flow   (512) (697) 185 (985) (1,855) 870 Capital increases, dividends   0 7 (7) (277) (366) 89 Currency translation differences   89 447 (358) 514 500 14 Change in Net debt of Industrial Activities   (423) (243) (180) (748) (1,721) 973 Net Debt of Industrial Activities at the end of period   (3,439) (3,935) 496 (3,439) (3,935) 496 Q3 & Sep YTD 2015 Results Review October 29th, 2015

Q3 2015 Gross Debt - Breakdown June 30, 2015 September 30, 2015 Industrial Financial Services Industrial Financial Services 2.8 2.5 Bank Debt 2.5 2.0 5.0 4.1 Capital Market 5.0 3.9 0.2 0.1 Other Debt 0.2 0.1 8.0 6.6 Cash Maturities 7.7 5.9 0.0 10.3 ABS / Securitization 0.0 10.6 0.0 0.8 Warehouse Facilities 0.0 0.4 0.0 1.6 Sale of Receivables 0.0 1.4 0.0 12.7 Securitization and Sale of Receivables (on book) 0.0 12.5 8.0 19.3 Total 3rd Party Debt 7.7 18.4 0.8 2.7 Add: Intersegment Financial Payables 0.7 2.1 8.8 22.0 Total Debt 8.4 20.6 (2.7) (0.8) Add: Intersegment Financial Receivables (2.1) (0.7) (3.1) (1.9) Add: Cash & Mkt Securities (2.8) (1.7) 3.0 19.3 Net Debt 3.4 18.1 Note: Numbers may not add due to rounding Q3 & Sep YTD 2015 Results Review October 29th, 2015

Q3 2015 Debt Maturity Schedule - Breakdown Outstanding Sep. 30, 2015   3M 2015 2016 2017 2018 2019 Beyond         4.5 Bank Debt 0.5 1.8 0.7 0.7 0.5 0.2 8.9 Capital Market 0.9 0.9 2.1 2.6 1.7 0.8 0.2 Other Debt 0.1 0.0 0.0 0.0 0.0 0.1 13.6 Cash Portion of Debt Maturities 1.5 2.7 2.8 3.3 2.2 1.1 (4.5) Cash & Marketable Securities (0.8) of which ABS related (2.9) Undrawn committed credit lines (7.4) Total Available Liquidity ($Bn) Note: Numbers may not add due to rounding Q3 & Sep YTD 2015 Results Review October 29th, 2015

Geographic Information Consistent with the organization structure, certain financial and market information in this presentation has been presented separately by geographic area. CNH Industrial defines its geographic areas as NAFTA: United States, Canada and Mexico LATAM: Central and South America, and the Caribbean Islands APAC: Continental Asia (including Turkey and Russia), Oceania and member countries of the Commonwealth of Independent States (excluding Ukraine) EMEA: 28  member  countries  of  the  European  Union, European Free Trade Association, Ukraine, Balkans, African continent, and Middle East (excluding Turkey) Market Share / Market Position Data Certain industry and market share information in this report has been presented on a worldwide basis which includes all countries. In this report, management estimates of market share information are generally based on retail unit data in North America, on registrations of equipment in most of Europe, Brazil, and various APAC markets, and on retail and shipment unit data collected by a central information bureau appointed by equipment manufacturers associations, including the Association of Equipment Manufacturers’ in North America, the Committee for European Construction Equipment in Europe, the ANFAVEA in Brazil, the Japan Construction Equipment Manufacturers Association, and the Korea Construction Equipment Manufacturers Association, as well as on other shipment data collected by an independent service bureau. Not all agricultural or construction equipment is registered, and registration data may thus underestimate, perhaps substantially, actual retail industry unit sales demand, particularly for local manufacturers in China, Southeast Asia, Eastern Europe, Russia, Turkey, Brazil, and any country where local shipments are not reported. For Commercial Vehicles regions are defined for both market share and TIV as: Europe (28 countries reflecting key market where the segment competes); LATAM (Brazil, Argentina and Venezuela) and APAC (Russia, Turkey, South East Asia, Australia, New Zealand) In addition, there may also be a period of time between the shipment, delivery, sale and/or registration of a unit, which must be estimated, in making any adjustments to the shipment, delivery, sale, or registration data to determine our estimates of retail unit data in any period Q3 & Sep YTD 2015 Results Review October 29th, 2015

Non-GAAP Financial Measures CNH Industrial monitors its operations through the use of several non-GAAP financial measures. CNH Industrial believes that these non-GAAP financial measures provide useful and relevant information regarding its results and enhance the reader’s ability to assess CNH Industrial’s financial performance and financial position. They provide measures which facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions. These and similar measures are widely used in the industries in which the Company operates. These financial measures may not be comparable to other similarly titled measures of other companies and are not intended to be substitutes for measures of financial performance and financial position as prepared in accordance with US GAAP and/or IFRS. CNH Industrial non-GAAP financial measures are defined as follows:   Operating Profit under US GAAP Operating Profit of Industrial Activities is defined as net sales less cost of goods sold, selling, general and administrative expenses and research and development expenses. Operating Profit of Financial Services is defined as revenues, less selling, general and administrative expenses, interest expenses and certain other operating expenses.   Trading Profit under IFRS Trading Profit is derived from financial information prepared in accordance with IFRS and is defined as income before restructuring, gains/(losses) on disposal of investments and other unusual items, interest expense of Industrial Activities, income taxes, equity in income (loss) of unconsolidated subsidiaries and affiliates, non-controlling interests. Net income (loss) before restructuring and exceptional items  Net income (loss) before restructuring and exceptional items is Net income (loss), less restructuring charges and exceptional items, after tax Net Debt and Net Debt of Industrial Activities (or Net Industrial Debt) CNH Industrial provides the reconciliation of Net Debt to Total Debt, which is the most directly comparable measure included in the consolidated balance sheets. Due to different sources of cash flows used for the repayment of the debt between Industrial Activities and Financial Services (by cash from operations for Industrial Activities and by collection of financing receivables for Financial Services), management separately evaluates the cash flow performance of Industrial Activities using Net Debt of Industrial Activities. Working Capital Working capital is defined as trade receivables and financing receivables related to sales, net, plus inventories, less trade payables, plus other assets (liabilities), net Constant Currency Basis CNH Industrial discusses the fluctuations in revenues and certain non-GAAP financial measures on a constant currency basis by applying the prior-year exchange rates to current year’s values expressed in local currency in order to eliminate the impact of foreign exchange rate fluctuations. Q3 & Sep YTD 2015 Results Review October 29th, 2015

Investor Relations Team Federico Donati – Head of Investor Relations ( +44 (207) 76 - 60386 ( +39 (011) 00 - 62756 Noah Weiss – Investor Relations North America ( +1 (630) 887 - 3745 e-mail: investor.relations@cnhind.com website: www.cnhindustrial.com Contacts Q3 & Sep YTD 2015 Results Review October 29th, 2015